Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Veritex Holdings, Inc.
Commission File No.: 001-36682
Date: July 23, 2025

The following is a transcript of an interview on Yahoo! Finance that has been made available for replay.

Asking for a Trend
7/18/2025

Interviewer: Shares of Huntington Bank fell on Friday despite the regional lender raising its annual interest income forecasts as they expect to deliver record net interest income for the full year. Huntington Bank is one of the country’s largest small business administration loan originators with $210 billion in assets. Steve Steinour, chairman, president, and chief executive officer, joins me now. To break down the latest earnings and expectations. Steve, it is good to see you. So you did report results, Steve, um, and, and the stock slipped a bit. I was talking to an analyst who covers you all, Steve, and he was saying, you know, Steve posts solid growth, but he said the next, the guidance he offered said implies the next few quarters could maybe slowing, be slowing. Down a bit and he said the question on the street for investors is whether Steve is being just kind of conservative here or no, is he, is he looking at the outlook? Is he talking to customers and has reason to believe that things may be a little bit slower in the quarters ahead? What’s your answer, Steve?

Stephen D. Steinour: Well, we had a spectacular 2nd quarter and and with that there was a certain amount of pullback. We had 8% year over year loan growth, but there was a pullback. There’s some uncertainty about going forward. So on the margin it affected some of our lending activity. It would have been even stronger, and at 8%, I think it’s peer leading. So we, we’ve hedged it a little bit because of the ongoing uncertainties. Um, we enter this quarter very strong. We’ve got great conviction in the third quarter. And typically the 4th quarter is our best quarter of the year, so we’re, we’re uh we’re trying to call it with a bit of conservatism.

Interviewer: Given the uncertainty, Steve, you do have though very, you know, listen, interesting insight and line of sight into the US economy. How would you generally, Steve, characterize the economy here? How, you know, how healthy, how resilient does it look to you?

Stephen D. Steinour: Look, I think the underlying economy still is relatively healthy. There’s a lot of transition going on in the manufacturing side that’s tariff related, supply chain repositioning, um, uh, substitution of parts into different uh production environments, things like that. So it’s really difficult for manufacturers and and having said that, companies are doing reasonably well. Consumer is surprisingly strong. We see that with very low delinquency levels, and our losses were very, very low. That charge off is 20 basis points in our peer group. That’s probably one of the best, best, best numbers, if not the best. So we’re, we’re, we’re still quite optimistic about the economy. We need to get a few things, more things settled down. We’ve got the, the tax code now set, so that’s a big uh uh relief, and I’m optimistic as we get through the tariffs and some of the other issues that things will settle down and again, this core economy is in relatively good shape.

Interviewer: You mentioned that big beautiful bill, Steve. What’s interesting is when I talk to economists on the show, Steve, and I’ll ask them about that, I would say their, their enthusiasm broadly, it’s, it’s sort of tempered in terms of what it will mean for the economy, but you’re actually, you know, you’re running a business. What, what do you think it’s going to mean?

Stephen D. Steinour: Well, we’re a very large equipment finance lender. We’re number 4 or 5 in the country, so the accelerated depreciation it’s going to be a big boon for caps for equipment, and that’ll be very significant for us. So at a business level, we think this is going to be very helpful to us and, and frankly, on a longer term basis to our society because all of the onshoring, reshoring, all of the expansion in the U.S., it’s all going to get boosted by the accelerated depreciation provisions in the in that bill.

Interviewer: I want to talk about the Fed with you as well, Steve, because we’ve had some notable economists on the show this week. Uh, I’m thinking of one in particular who told me, listen, he does not think you’re going to see the Fed cut this year. That is the base case he’s telling his clients at this point. Uh, certainly would not make the president happy, but I’m curious, let’s say that’s true. If the Fed doesn’t cut this year, that means what for your bank?

Stephen D. Steinour: Doesn’t have any significant impact on us either way. We’re, we’re we’re, we’re hedged to neutrality. If they cut, we’re uh, modestly better off, but we’ve expanded the NIM significantly throughout the net interest margin significantly throughout the year anyway, and, uh, and that that that NIM will hold and it’s in a very tight band now. So, uh, our asset growth will fuel net interest income growth, and, uh, and you know, we feel optimistic about it. We’ve had a great, as I said, great first half, and our second half is usually better.

Interviewer: Let’s talk about an acquisition you made, Steve. That made some headlines. You’re buying Veritex. Walk us through that decision and what it means for the bank.

Stephen D. Steinour: Well, we’ve been investing in different businesses. We’ve been in the Carolinas investing. We have 8 new specialty banking areas. We’re still investing in the core, and we’re doing very, very well. We’ve been in Texas since 2009. Veritex is headquartered in Dallas. We have 5, a little over 5 $5.5 billion of loans in Texas today. We’re the number one SBA lender in Texas. Um, Veritex is in Dallas and Houston, which is exactly where we want to be, and the ability to combine with them, it’s a great group of talented bankers. Uh, they have a terrific leader in Malcolm Holland. He’s going to join us as well. And so this will let us bring the full franchise of Huntington to Texas. It’s a big deal for us. We think this has a lot of upside. We, we talk about this as a springboard, and we think it will be Texas. Well Texas is either the fastest growing state. Uh, or, or very close to that, and it’s a huge scale and it’s exactly where we’re positioned.

Interviewer: How do regulators feel about it, Steve?

Stephen D. Steinour: They, we’ve obviously precleared these things with regulators and, and we’re precleared to go. We managed the company we managed the company for 15 years with an aggregate moderate to low risk profile. A couple of years ago when Silicon Valley Bank failed, we had the best liquidity profile of any bank our size or larger. And we’ve maintained that and and that has positioned us to make investments and grow the bank when others have been reluctant or have chosen to take a different course.

Interviewer: Steve, great to see you and to have you on the show. Thank you so much for your time today.

Stephen D. Steinour: Thank you.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Veritex Holdings, Inc. (“Veritex”), the expected timing of completion of the transaction, and other statements that are not historical facts and are subject to numerous assumptions, risks, and uncertainties that are beyond the control of Huntington and Veritex. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Huntington and Veritex caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Veritex’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as FDIC special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, OCC, Federal Reserve, FDIC, CFPB and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Veritex; the outcome of any legal proceedings that may be instituted against Huntington or Veritex; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Veritex shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Veritex do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Veritex successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Veritex. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Veritex’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the SEC and available on Veritex’s investor relations website, ir.veritexbank.com, under the heading “Financials” and in other documents Veritex files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor Veritex assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Huntington or Veritex update one or more forward-looking statements, no inference should be drawn that Huntington or Veritex will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Veritex and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and Veritex will be submitted to Veritex’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF VERITEX ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Huntington and Veritex, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to Veritex Investor Relations, Veritex Holdings, Inc., 8214 Westchester Drive, Suite 800, Dallas, Texas 75225, (972) 349-6200.

PARTICIPANTS IN THE SOLICITATION

Huntington, Veritex, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Veritex in connection with the proposed transaction under the rules of the SEC.  Information regarding the interests of the directors and executive officers of Huntington and Veritex and other persons who may be deemed to be participants in the solicitation of shareholders of Veritex in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC.  Information regarding Veritex’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025, and other documents filed by Veritex with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described above under “Important Additional Information.